Mail Stop 3561
								January 24, 2006

Mr. Mark W. Joslin
Vice President and Chief Financial Officer
SCP Pool Corporation
109 Northpark Boulevard
Covington, Louisiana 70433

	RE:	SCP Pool Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 1, 2005
		File No. 0-26640

Dear Mr. Joslin:

	We have reviewed the responses in your letter filed on January
19, 2006 and have the following additional comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note 1.  Organization and Summary of Significant Accounting
Policies,
page F-8

Product Inventories and Reserve for Inventory Obsolescence and
Shrink, page F-10

1. We have reviewed your response to prior comment 1 and believe that you should apply the reserve method of accounting for inventory obsolescence in a manner that would not result in a write-up of inventory previously written down. Please tell us whether you intend to change your application of the reserve method of accounting prospectively. If not, confirm to us that you intend to evaluate the effect on your financial statements each reporting period and change your policy if and when the effect becomes material to your operating results.


* * * * *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

		You may contact Yong Kim at (202) 551-3323 or William Thompson at (202) 551-3344 if you have any questions regarding these comments. Please contact me at (202) 551-3716 with any other questions.


							Sincerely,



							William Choi
							Branch Chief

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

        	DIVISION OF
	    CORPORATION FINANCE





Mr. Mark W. Joslin
SCP Pool Corporation
January 24, 2006
Page 2